SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:  /s/  David McPherson

        David McPherson

        President and Chief Executive Officer

Date: February 21, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated February 21, 2008, announcing Pure Nickel Options Tower Property to Rockcliff Resources Inc. The Tower Property is located in the Thompson Nickel Belt and comprises 35 mineral claims.

Exhibit 99.1

Pure Nickel Inc. 95 Wellington St. W. Ste 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.265 - $1.65

– NEWS RELEASE –

Pure Nickel Options Tower Property to Rockcliff Resources Inc.

TORONTO: February 21, 2008: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to announce that it has entered into an option agreement with Rockcliff Resources Inc. (TSX-V: RCR), whereby Rockcliff Resources may earn up to a 70% interest in the Tower VMS property located within the southern extension of the prolific Thompson Nickel Belt, Manitoba.

The property comprises 35 mining claims and is highly prospective for nickel mineralization including the Tower VMS Zone, a multi-zoned system rich in copper, zinc, gold and silver. The zone was first discovered in 2000 by testing a presumed nickel-sulphide geophysical target and has been intersected in multiple holes. The best intersection obtained to date is 5.30% Cu, 2.01% Zn, 0.85 g/t Au, and 22.0 g/t Ag over 3.78 m. The zone is open at depth and along strike. More information about historical drilling can be found in the William Lake NI 43-101 technical report released on November 20, 2007 and available on sedar and at www.purenickel.com.

Rockcliff Resources plans to initiate a program of diamond drilling and geophysics to determine the size of the Tower VMS Zone and to determine the potential of the off-hole conductors proximal to the Tower Zone.

“We are very pleased to have partnered with Rockcliff Resources. This will accelerate exploration on the Tower property and is in line with our strategy of leveraging our properties through strategic partnerships,” said David McPherson, President and CEO of Pure Nickel.

General terms of the option agreement are as follows:

1.	Payment of $30,000 by Rockcliff Resources to Pure Nickel on signing and on each anniversary date, if the option is renewed.
2.	Grant of warrants to Pure Nickel to purchase 1,250,000 shares of Rockcliff Resources at $1.50 per share with a term of 2 years.
3.	An initial earn-in of 50% vested by:
i)	drilling at least 2,000 m in year one, with all qualifying holes penetrating beyond the Precambrian-Paleozoic boundary; and,
ii)	spending a total of $2,000,000 within the first two years.

4.	Upon completing the $2,000,000 expenditure, making all of the rental and option payments and the filing of assessment work, Rockcliff Resources will be entitled to exercise an option to form a joint venture, with Pure Nickel and Rockcliff Resources each deemed to have each spent $2,000,000 to that point.

5.	Within 60 days after forming the joint venture, Rockcliff Resources will have an exclusive and irrevocable option to fund the exploration for 24 months and earn an additional 20% interest by spending an additional $2,000,000.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2008 exploration program is underway on multiple properties and is fully funded.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks. The following are important factors that could cause the Company’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Jeff Walker

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

David McPherson

President & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com